August 29, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Conlon Danberg

Re:	Accuray Incorporated Registration Statement on Form S-3 Registration No. 333-288998

Dear Mr. Danberg:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-288998) (the “Registration Statement”) of Accuray Incorporated. We respectfully request that the Registration Statement be declared effective as of 9:00 A.M. Eastern Time on September 2, 2025 or as soon as practicable thereafter, or at such other time as our legal counsel, Davis Polk & Wardwell LLP, may request by a telephone call to the staff of the U.S. Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Alan F. Denenberg at (650) 752-2004.

[Signature page follows]

Very truly yours,

Accuray Incorporated

By:	/s/ Jesse Chew
	Name:	Jesse Chew
	Title:	Senior Vice President, Chief Legal Officer and Corporate Secretary

[Signature Page to Acceleration Request]